SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              Puroflow Incorporated
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   746 375 104
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 10, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)




--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 746 375 104                 13D                      Page 2 of 8 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                      WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            844,600
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         844,600
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      844,600
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 746 375 104                 13D                      Page 3 of 8 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             844,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         844,600
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      844,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.9%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 746 375 104                 13D                      Page 4 of 8 Pages
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         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4 is hereby amended by adding the following:

Item 4.           Purpose of Transaction.

                  On September 10, 1998, the Warren G. Lichtenstein sent a letter (the "Letter") to Reuben Siwek, the Issuer's Chief Executive Officer, in which, among other things, Mr. Lichtenstein expressed his concern and dismay over the recent actions taken by the Issuer regarding the sale by the Issuer of one million Shares of Common Stock to members of the Board of Directors, officers and employees of the Issuer as disclosed in the Form 8-K filed by the Issuer on August 24, 1998. In the Letter, Mr. Lichtenstein interpreted these actions as a breach of the Board of Director's fiduciary duty and requested that the action be either rescinded immediately or extended on the same terms to all of the shareholders of the Issuer. In addition, on September 10, 1998 the Reporting Persons issued a press release (the "Press Release") expressing the same concerns and attaching a copy of the Letter as an exhibit.

                  The descriptions of the Letter and the Press Release contained herein do not purport to be complete, and are qualified in their entirety by reference to the Letter and the Press Release, which are filed as Exhibit 2 and
Exhibit 3, respectively, to this Amendment No. 1.

Item 7 is hereby amended as follows:

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement (previously filed)

                  2.       Press Release dated September 10, 1998

                  3. Letter to Reuben Siwek from Warren G. Lichtenstein dated September 10, 1998

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CUSIP No. 746 375 104                 13D                      Page 5 of 8 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 14, 1998                 STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               -----------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            --------------------------------
                                              WARREN G. LICHTENSTEIN

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CUSIP No. 746 375 104                 13D                      Page 6 of 8 Pages
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EXHIBIT INDEX


Exhibit                                                                Page
-------                                                                ----

1.       Joint Filing Agreement (previously
         filed)

2.       Press Release dated September 10, 1998                          7

3.       Letter to Reuben Siwek from Warren G.
         Lichtenstein dated September 10, 1998                           8

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CUSIP No. 746 375 104                 13D                      Page 7 of 8 Pages
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                                   Exhibit 2.

                             STEEL PARTNERS, L.L.C.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10022

                               TEL (212) 813-1500
                               FAX: (212) 813-2198





FOR IMMEDIATE RELEASE
                                                     Contact:
                                                     Warren Lichtenstein
                                                     Steel Partners, L.L.C.
                                                     (212) 813-1500


New York, New York -- September 10, 1998 - Steel Partners, L.L.C., (the owner of approximately 12% of Puroflow) today sent a letter to the Chairman of Puroflow Inc. (OTC:PURO) criticizing the insider transaction between the Company and certain employees concerning the sale of up to one million shares of Puroflow stock.

Steel Partners believes this offering represents a breach of fiduciary duties by Puroflow's Board. Steel Partners' letter demands that the transaction be immediately rescinded or extended to all Puroflow's shareholders rather than just members of the Company Board, officers and employees. The transaction was disclosed in a Form 8-K recently filed by the Company.

                        [Complete text of letter follows]

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CUSIP No. 746 375 104                 13D                      Page 8 of 8 Pages
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                                   Exhibit 3.


September 10, 1998


Reuben Siwek
Puroflow Inc.
16559 Saticoy St.
Van Nuys, CA 91406-1739

Dear Reuben,

I have recently reviewed the Puroflow's Form 8-K which was filed with the Securities and Exchange Commission on August 24, 1998 regarding the sale of one million shares to members of the Board of Directors, officers and employees of Puroflow.

As you know, Steel Partners owns approximately 12% of Puroflow and purchased our shares for investment purposes.

We were deeply concerned and dismayed to see that Puroflow and the Board would move forward in offering certain individuals the opportunity to purchase shares at 75 cents per share, and only have to put down 20% of the purchase price, with the balance of the money being provided by a non-recourse three year note from Puroflow at a below average interest rate. We believe that making this offer was a breach of the Board's fiduciary duties at the expense of all other shareholders. Accordingly, we believe this action should be rescinded immediately or this offer should be extended to all of the shareholders of Puroflow, not just the members of the Board, the officers and the employees of Puroflow.

Please feel free to call me at your earliest convenience if you would like to discuss this matter. We have, over the past couple of weeks, spoken to other significant shareholders who feel the same way that we do. Thank you.

Sincerely,


Warren Lichtenstein